FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For March 16, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: March 16, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces 2003 Year-end Reserves

Calgary, Alberta, March 16, 2004 (GNY-TSX) - Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to report on the results of its 2003 year-end reserve evaluation by Martin & Brusset Associates.

HIGHLIGHTS

  Reserve growth during 2003 was derived almost entirely from exploration and development drilling.

  Proved plus probable reserves increased by 27% to 6,409 thousand barrels of oil equivalent (“mboe”) from established reserves of 5,046 mboe as at December 31, 2002.

  Proved producing reserves increased by 3% to 3,442 mboe from 3,347 mboe in 2002.

  Gentry replaced 429% of annual gas production and 193% of annual oil and liquids production on a proved plus probable basis.  This averages out to a replacement of 311% of total annual production on a boe basis.

  Gentry’s finding, development and acquisition costs amounted to $10.76 per proved and probable boe.

  The Net Present Value of the Company’s proved and probable reserves discounted at 10% was $59 million, representing a 23% increase over the 2002 evaluation of $48 million.

  The Company’s reserve life index (“RLI”) on a proved and probable basis is 8.9 years for oil and NGLs and 7.0 years for natural gas, resulting in an RLI of 7.8 years on a boe basis.

  The Company increased undeveloped land holdings in western Canada by 16,646 net acres, or 48%, to 51,266 net acres.

RESERVES

The January 1, 2004 Martin & Brusset Associates reserve report was prepared utilizing the methodology and definitions as set out under National Instrument 51-101 (“NI 51-101”). The change to proved and probable reserve definitions implemented by NI 51-101 for the year ended December 31, 2003 may make reserve quantity and value comparisons to prior years difficult. In this press release, the resulting values of total proved plus 50% risked probable (established) reserves determined in 2002 and prior years are compared to the total proved plus probable reserves calculated under NI 51-101. The year-end reserves for 2003 and 2002 presented include the Company’s working interests before royalties and use forecast price and cost assumptions. Where volumes are expressed on a barrel of oil equivalent (“boe”) basis, gas volumes have been converted to boe at 6,000 cubic feet per barrel (6 mcf/bbl).

The reserve data provided in this release only represents a portion of the disclosure required under NI 51-101. Additional disclosure will be provided in the Company’s Annual Information Form.

Gentry has a reserve committee of independent board members, which reviews the qualifications and appointment of the independent reserve evaluators. The committee also reviews the processes and technical data used to determine the reserves booked. The independent engineering firm of Martin & Brusset Associates has evaluated Gentry’s entire reserves since 1995.

RESERVES SUMMARY TABLE – Working Interest Reserves

	2003			2002 (1)
	Oil & NGL (mbbls)	Gas (mmcf)	Oil Equiv. (mboe)	Oil Equiv. (mboe)	Percent Change
Proved
Developed Producing	2,040	8,411	3,442	3,347	3%
Developed Non-producing	65	802	199	539	(63)%
Undeveloped	15	416	84	-	n/a
Total Proved	2,120	9,629	3,725	3,886	(4)%

Probable
Developed	869	4,108	1,554	1,150	35%
Undeveloped	158	5,832	1,130	-	n/a
Total Probable	1,027	9,940	2,684	1,150	133%

Proved plus Probable	3,147	19,569	6,409	5,036	27%

(1)Prior to 2003, most Canadian oil and gas companies, including Gentry, reported their gross reserves as all reserves in which they owned a beneficial interest, including royalty interest barrels.  As NI 51-101 requires royalty interest barrels owned by the Company to be excluded from gross reserves, Gentry has herein restated, for comparative purposes, its 2002 gross reserves to exclude these barrels.

At December 31, 2003, Gentry’s proved producing reserves grew by 3% to 3,442 mboe from the prior year. Proved reserves fell 4% to 3,725 mboe, however total proved and probable reserves grew to 6,409 mboe, up 27% compared to established reserves of 5,036 mboe at the end of 2002.

Approximately 57% of Gentry’s proved reserves are crude oil and natural gas liquids and 43% are natural gas.  On a proved plus probable basis, Gentry’s reserves are 49% oil and liquids and 51% natural gas.

RESERVES RECONCILIATION – Working Interest Reserves

	Oil & NGLs			Natural Gas			MBOE
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
Dec. 31/02	2,273	569	2,842	9,675	3,491	13,166	3,886	1,150	5,036
Discoveries & Extensions	176	295	471	1,982	5,680	7,662	506	1,242	1,748
Revisions	(2)	163	161	(83)	769	686	(16)	292	276
Production	(327)	-	(327)	(1,945)	-	(1,945)	(651)	-	(651)
Dec. 31/03	2,120	1,027	3,147	9,629	9,940	19,569	3,725	2,684	6,409

NET PRESENT VALUE OF RESERVES – Forecast prices & costs

Gentry’s crude oil, natural gas and natural gas liquids reserves were evaluated using the average of all consultants’ product prices from the Chenery Dobson survey effective January 1, 2004 and are prior to any provision for income taxes, interest, debt service charges and general and administrative expenses.  It should not be assumed that the discounted future net production revenues estimated herein represent the fair market value of the reserves.

December 31, 2003(1)	Discounted at
	0% ($000s)	5% ($000s)	10% ($000s)	12% ($000s)	15% ($000s)
Proved
Developed Producing	53,899	37,056	29,245	27,199	24,780
Developed Non-producing	2,764	2,553	2,373	2,309	2,219
Undeveloped	646	433	290	245	189
Total Proved	57,309	40,042	31,908	29,753	27,188

Probable
Developed	26,020	17,631	14,182	13,263	12,144
Undeveloped	17,158	14,725	12,958	12,371	11,585
Total Proved	43,178	32,356	27,140	25,634	23,729

Total Proved plus Probable	100,487	72,398	59,048	55,387	50,917

(1)  As required by NI 51-101, undiscounted well abandonment costs of $1.66 million for proved reserves and $1.98 million for proved plus probable reserves are included in the net present value determination.

At a 10% discount, the proved producing reserves make up 50% of the proved plus probable value while total proved reserves account for 54% of the proved plus probable value.

FORECAST PRICES

The average of all consultants’ product price forecasts reported in the Chenery Dobson survey and  utilized in the evaluation is summarized below:

	WTI Oil USD/bbl	Edmonton Lt Oil $C/bbl	Spot Natural Gas $C/mmbtu
2004	28.58	36.97	5.52
2005	26.30	34.03	5.13
2006	25.20	32.71	4.88
2007	25.18	32.69	4.84
2008	25.49	33.09	4.88
2009	25.89	33.60	4.95
2010	26.29	34.11	5.02
2011	26.69	34.63	5.10
2012	27.13	35.19	5.19
2013	27.58	35.77	5.29

NET PRESENT VALUE OF RESERVES – Constant Prices and Costs

	Discounted at
December 31, 2003(1)	0% ($000s)	5% ($000s)	10% ($000s)	12% ($000s)	15% ($000s)
Proved
Developed Producing	73,242	51,550	40,892	38,013	34,562
Developed Non-producing	3,985	3,656	3,380	3,281	3,145
Undeveloped	1,363	972	720	644	546
Total Proved	78,590	56,178	44,992	41,938	38,253

Probable
Developed	34,186	24,538	19,972	18,686	17,089
Undeveloped	24,811	21,247	18,635	17,766	16,604
Total Probable	58,997	45,785	38,607	36,452	33,693

Total Proved plus Probable	137,587	101,963	83,599	78,390	71,946

(1)  As required by NI 51-101, undiscounted well abandonment costs of $1.32 million for proved reserves and $1.47 million for proved plus probable reserves are included in the net present value determination.

The Constant case assumes prices of Cdn $40.28/bbl for Edmonton Par and Cdn $6.60/mmbtu for spot natural gas at the plant gate.

RESERVE LIFE INDEX AND PRODUCTION REPLACEMENT RATIO

The Company’s RLI, on a proved and probable basis and using average daily sales volumes in December of 2003, is 8.9 years for crude oil and NGLs and 7.0 for natural gas, resulting in a combined RLI of 7.8 years.  The Company’s RLI on a proved basis is 6.0 years for oil and NGLs and 3.4 years for gas, resulting in a combined RLI of 4.5 years.

During 2003, proved and probable gas reserve additions replaced gas production volumes by 429%. The Company’s proved and probable oil and liquids additions replaced 193% of its production. On a boe basis, the Company replaced 311% of production based on proved and probable reserve additions.

FINDING, DEVELOPMENT AND ACQUISITION (FD&A) COSTS

Gentry’s 2003 one-year FD&A costs, excluding future capital expenditures, amounted to $10.76 per boe for proved plus probable reserves.  The Company’s 2003 reserve additions were derived from a $21.67 million (unaudited) net capital expenditure program.

The capital program focused on front-end exploration costs that should provide future reserve growth in subsequent years.  Specifically, the 2003 net capital program was allocated 44% to drilling and completion costs; 19% facilities and equipping; 12% to net property acquisitions; 10% to undeveloped land acquisitions; 10% to seismic, geological and geophysical costs; and 5% to other items.

NET ASSET VALUE

The following net asset value (“NAV”) table shows NAV calculations of the Company both forecast and constant prices and costs.

($000s, except share amounts)	Forecast Prices and Costs	Constant Prices and Costs
Value of Proved plus Probable Reserves discounted at 10%	$59,048	$83,599
Undeveloped Lands and Seismic (a)	9,961	9,961
Investments(b)	3,827	3,827
Net Debt (c)	(13,383)	(13,383)
Net Asset Value	$59,453	$84,004

Common Shares Outstanding	27,352,431	27,352,431

Net Asset Value per Common Share	$2.17	$3.07

(a)

Internal estimate

(b)

Market value as at December 31, 2003

(c)

Financial information taken from the year-end unaudited financial statements

UNDEVELOPED LAND

Undeveloped Land Holdings (acres)(1)	As of December 31		Percent Change
	2003	2002
Gross	110,484	87,031	27%
Net	51,266	34,620	48%

(1)  Represents land holdings in western Canada.

This land base provides considerable opportunity for the Company’s future growth.

Gentry Resources is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada.  The Company has grown primarily through aggressive exploration and development of its lands.

Gentry trades on the TSX under the symbol “GNY” and currently has 27,379,165 common shares issued and outstanding.

This news release contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY